1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 18, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,832

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,832 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Edge U.S. Fixed Income Balanced Risk ETF, a series of the Trust (the “Fund”).

The comments were provided in a telephone conversation on November 20, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please confirm whether the name of the Fund appropriately includes “U.S.” as the disclosure states that the Underlying Index includes the securities of 30 different countries.

Response: The Trust confirms that the name of the Fund appropriately includes “U.S.” Consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), or the “Names Rule,” as of November 24, 2017, approximately 84.9% of the Underlying Index consisted of issuers organized or located in the U.S., which has been added in the “Principal Investment Strategies” section of the Fund’s Prospectus.

Comment 2: Please provide supplementally the reasons for conversion to an index fund.

Response: BFA believes that certain investors or intermediaries have preferences for passive exchange-traded funds (“ETFs”) rather than active ETFs, even when they are following similar investment strategies. If the Predecessor Fund were to experience growth in assets, BFA believes that a larger asset base would enable the Fund to improve diversification, better achieve its

Securities and Exchange Commission

December 18, 2017

investment objective and generate additional secondary market liquidity. A larger asset base would allow the Fund to more easily diversify the issuers and securities in its portfolio to more closely track its index and achieve its investment objective. The number of ETF shares available for secondary market trading may also increase lowering bid/ask spreads as the asset base grows.

Comment 3: Please provide a completed fee table and cost example at least one week prior to the filing becoming effective.

Response: The Trust will supplementally provide a completed fee table and cost example for the Fund’s Prospectus at least one week prior to the filing becoming effective as requested.

Comment 4: Please discuss whether the fee waiver can be recouped and whether only the Board of Trustees can terminate the fee waiver agreement.

Response: The Trust confirms that the fee waiver cannot be recouped, and the fee waiver with respect to the Fund may be terminated only upon written agreement executed by BlackRock Fund Advisors and the Trust.

Comment 5: Please confirm that the Underlying Index’s holdings of financial companies are limited to debt securities.

Response: The Trust confirms that the Underlying Index’s holdings of financial companies are limited to debt securities.

Comment 6: Please confirm whether the revised strategy’s investments in high yield securities was a change from the prior strategy’s 80% policy of investment in investment-grade securities.

Response: The Trust respectfully notes that the prior investment strategy and revised investment strategy both include investing in investment-grade and high yield securities.

With respect to the Predecessor Fund’s and Fund’s respective non-fundamental investment policy, which may be changed without shareholder approval, the Predecessor Fund’s prior non-fundamental policy of investing at least 80% of its net assets in a portfolio of U.S. dollar-denominated investment-grade fixed-income securities has been revised, in connection with Rule 35d-1 under the 1940 Act, to the Fund’s non-fundamental policy of investing at least 80% of its net assets in securities of the Underlying Index comprised of similar securities and in to-be-announced transactions with respect to the percentage of the Underlying Index (if any) that consists of mortgage pass-through securities.

Comment 7: Please confirm the language noting that the Predecessor Fund’s strategy is “substantially similar” to the new strategy (as described).

Response: The Trust confirms that the Predecessor Fund’s strategy is “substantially similar” to the new strategy. For example, in addition to the Predecessor Fund and the Fund each seeking to achieve its investment objective by investing in investment-grade and high yield securities and securities that have substantially similar characteristics, each fund, among other things:

•	either adjusts or will adjust, the allocation among its securities based on the volatility of the returns of a security;

Securities and Exchange Commission

December 18, 2017

•	has a portfolio of securities with a duration of approximately 4.2 years as of December 15, 2017;

•	through the use of the U.S. Treasury securities and futures, adjusts or will adjust interest rate risk, so that the fund can balance exposure to the credit spread; and

•	may lend or will have the ability to lend securities representing up to one-third of the value of such fund’s total assets (including the value of any collateral received).

The Trust also notes that the conversion to an index fund is not expected to have a significant effect on the Fund’s investments or risks related to such investments, as the Predecessor Fund previously aligned its investment characteristics closely with those of the Underlying Index. In particular, each of the Predecessor Fund and the Fund uses a rules-based approach that calculates an equal volatility weighted allocation to five components of the Bloomberg Barclays U.S. Universal Index, which includes investment grade corporate bonds 1-5 year, investment grade corporate bonds 5-10 year, high yield corporate bonds rated Ba/BB, high yield corporate bonds rated less than Ba/BB, and mortgage-backed securities.

Comment 8: Please add a footnote to the return chart to highlight that the Fund would now be managed pursuant to a different strategy and that the new strategy includes high yield securities.

Response: The Trust has added the following language as a footnote to the return chart:

Following the completion of the Reorganization, the Fund will employ different investment strategies than the Predecessor Fund in seeking to achieve its investment objective.

Comment 9: Please add a parenthetical reference to “junk bonds” to the reference to high yield securities.

Response: The Trust has revised the disclosure to add the parenthetical reference to “junk bonds” in the first instance that high yield securities are referenced, such that the disclosure under “Principal Investment Strategies” reads:

A significant portion of the portfolio is invested in U.S. dollar-denominated investment-grade and high yield fixed-income securities (commonly known to investors as “junk bonds”).

Comment 10: Please supplementally describe the reason for deleting the prior policy of investing 80% of its assets in fixed income securities.

Response: The Trust respectfully notes that the revision of the prior non-fundamental policy relates to Rule 35d-1 under the 1940 Act for an active fund. Since the Fund has converted from an actively managed ETF to a passively managed or index ETF, the Fund has revised its

Securities and Exchange Commission

December 18, 2017

non-fundamental policy from previously investing at least 80% of its net assets in a portfolio of U.S. dollar-denominated investment-grade fixed-income securities to investing at least 80% of its net assets in securities of the Underlying Index comprised of similar securities and in to-be-announced transactions with respect to the percentage of the Underlying Index (if any) that consists of mortgage pass-through securities. This policy reflects the iShares complex wide 35d-1 language for passive funds.

Comment 11: Please disclose the process and frequency of rebalancing/reconstitution of the Underlying Index.

Response: The Trust confirms that the Underlying Index is rebalanced monthly and has included this information in the “Principal Investment Strategies” section of the Fund’s Prospectus.

Comment 12: Please address options, futures and swaps in the “Derivatives Risk” disclosure in the Summary Prospectus as well as in the Statutory Prospectus.

Response: The Trust has revised the “Derivatives Risk” disclosure in the Summary Prospectus and Statutory Prospectus to address options, futures and swaps, as shown below (changes are underlined and bolded):

Derivatives Risk. The Fund may use futures, options and swaps in seeking to achieve the Fund’s investment objective. The Fund’s use of futures, options and swaps, like investments in other derivatives, may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. Futures and swaps, like other derivatives, are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. Futures, similar to other derivatives, are also subject to the possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired, exposing the Fund to losses and making it more difficult for the Fund to value accurately. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the value of the underlying asset, the performance of the asset class to which the Fund seeks exposure or to the performance of the overall securities markets. For example, to the extent that the Fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, the Fund could experience a substantial loss. The Fund could also suffer losses related to its derivatives positions as a result of unanticipated market movements, which losses are potentially unlimited. Certain derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs. To the extent that the Fund invests in rolling futures contracts, it may be subject to additional risk. The impact of increasing U.S. and global

Securities and Exchange Commission

December 18, 2017

regulation of derivatives may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Comment 13: Please clarify the sentence describing an “equal volatility weighted allocation” to assist the understanding of a retail shareholder.

Response: The Trust has revised the disclosure to add the following language to the description of the “equal volatility-weighted allocation”:

Segments with lower credit spread volatility receive a higher weighting, and segments with higher credit spread volatility receive a lower weighting, with the result that the contribution of each segment to overall credit spread volatility is approximately equal. Credit spread volatility for investment-grade corporate securities and MBS components are measured differently than the Fund’s high yield securities, but aim to capture the volatility of the return attributable to the credit quality of the security.

Comment 14: Please confirm whether foreign investments is a principal risk (as suggested by the investment strategy).

Response: The Trust respectfully notes that foreign investments is not a principal risk of the Fund as approximately 84.9% of the Underlying Index consisted of issuers organized or located in the U.S., as of November 24, 2017.

Comment 15: The description of the portfolio turnover includes a six-month stub period, which is not permitted by Form N-1A.

Response: The Trust has revised the portfolio turnover disclosure to remove the six-month stub period.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Patrick Ekeruo

Michael Gung

Nicole Hwang

Anne C. Choe

Juliet Y. Mun